March 26, 2020

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Delaying Amendment for Columbia Funds Series Trust I Registration Statement on Form N-14 (File No. 333-236645)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), Columbia Funds Series Trust I (the “Registrant”) is hereby filing a delaying amendment with respect to the Registrant’s Registration Statement on Form N-14 (File No. 333-236645) (the “Registration Statement”) relating to the proposed reorganization of Columbia Disciplined Small Core Fund into Columbia Small Cap Value Fund I. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on February 26, 2020, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.  Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Boston and The Commonwealth of Massachusetts on the 26th day of March, 2020.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call Deborah Bielicke Eades at (312) 609-7661.

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Sincerely yours,

COLUMBIA FUNDS SERIES TRUST I

By: /s/ Christopher O. Petersen

Name: Christopher O. Petersen

Title: President